Exhibit 12.1

United Therapeutics Corporation

Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended March	Year Ended December 31,
	31, 2011	2010	2009	2008	2007	2006
		$ in thousands
Earnings:
Earnings (lossses) from continuing operations before income taxes	$26,826	$147,839	$18,767	$(83,721)	$4,477	$37,973
Add:
Loss from equtiy investee	37	160	141	226	321	491
Fixed charges	5,495	20,089	18,326	17,357	16,855	3,589
Less: capitalized interest	(82)	(103)	(5,154)	(4,757)	(689)	—
Earnings (losses), as adjusted	$32,276	$167,985	$32,080	$(70,895)	$20,964	$42,053

Fixed charges:
Interest expense(1)	$5,413	$19,714	$12,875	$11,439	$14,281	$2,417
Capitalized interest	82	103	5,154	4,757	689	—
Portion of rentals representative of interest factor		272	297	1,161	1,885	1,172
Fixed charges	$5,495	$20,089	$18,326	$17,357	$16,855	$3,589
Ratio of earnings to fixed charges	5.87	8.36	1.75	(4.08)	1.24	11.72
Excess of fixed charges over earnings	$—	$—	$—	$88,252	$—	$—

(1) Includes amortization of debt discount and issue costs

NOTE: The ratio of earnings to fixed charges should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the year ended December 31, 2010, and this Quarterly Report on Form 10-Q for the three months ended March 31, 2011.